1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

June 5, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	Audax Credit BDC Inc.
Registration Statement on Form 10-12(g)
File Number: 000-55426

Ladies and Gentlemen:

Audax Credit BDC Inc., a Delaware corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 000-55426) (as amended, the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated May 15, 2015 from Ms. Anu Dubey to Thomas Friedmann. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics), and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Registration Statement

Item 1. Business

1.	In the first paragraph of this section:

a.	please disclose that the Company’s private offering(s) will be conducted in reliance on an exemption from the requirements of the Securities Act of 1933 (the “Securities Act”);

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The Company notes the Staff’s comment and has included in Amendment No. 1 disclosure that the Company’s initial private placement of shares of common stock of the Company, par value $.001 per share (the “Shares”), is expected to be conducted in reliance on the exemption from registration provided by Regulation D under the Securities Act.

b.	in the appropriate section of the registration statement, please discuss what eligibility criteria, including minimum commitment amounts, potential investors will have to satisfy before being permitted to invest in the Company’s Shares; and

The Company notes the Staff’s comment and hereby confirms that there are no minimum commitment amounts which are required for an investor to invest in the Shares. The Company anticipates that each investor in the initial private placement will invest at least $100,000, but there is no contractual minimum investment amount. Pursuant to the Form of Subscription Agreement which will be included as Exhibit 4.1 (the “Subscription Agreement”) to the Registration Statement, the only eligibility criteria for investors are the requirements set forth in the applicable exemption from registration under the Securities Act so as to ensure that the private placement is conducted in accordance with the Securities Act. As requested, the Company has included additional disclosure in Amendment No. 1 under the section, “Item 1. BUSINESS–Private Placement” stating the eligibility criteria for investors under Regulation D. This disclosure makes clear that these eligibility criteria apply only to investors in the private placement.

c.	please disclose if there is a commitment period applicable to an investor’s obligation to contribute capital to the Company, following which the investor would be released from such obligation. Disclose potential consequences of an investor’s failing to meet capital calls.

The Company notes the Staff’s comment and hereby confirms the commitment period applicable to purchases of Shares pursuant to the Subscription Agreement will terminate by its terms upon the earlier to occur of (i) completion of the Company’s initial public offering or (ii) listing of the Shares on a national securities exchange. As the initial investors’ commitment period and the other terms of the Subscription Agreement relate only to the Shares acquired in the initial private placement and not to any persons who invest in any subsequent registered public offering of Shares, the Company has added limited disclosure regarding such commitments under the caption, “Item 1. BUSINESS–Private Placement.”

2.	Please explain to us whether the Company intends to make a public offering in the future, and if so, under what circumstances. Please also explain when the Company intends to file an election to be regulated as a BDC.

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The Company may conduct an initial public offering of the Shares or list them on a national securities exchange at some future date. However, the Company hereby confirms that it intends initially to concentrate on investing the proceeds of the initial private placement and has no present intention of conducting a public offering of the Shares. The Company intends to file an election to be regulated as a BDC shortly after the effectiveness of the Registration Statement.

3.	The third sentence states that the Company will invest “primarily in senior secured debt of privately owned U.S. middle-market companies.” Since the Company uses the term “credit” in its name, please disclose an investment policy that the Company will invest at least 80% of net assets, plus the amount of any borrowings, in “credit instruments”. Please also define “credit instruments” to set forth the type(s) of debt instruments included in this investment policy. See Rule 35d-1(a)(2) under the Investment Company Act of 1940 (“1940 Act”).

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 to state that the Company will invest at least 80% of its net assets plus the amount of any borrowings in “credit instruments.” The revised disclosure in Amendment No. 1 defines “credit instruments” as any fixed income investments.

4.	Please disclose the Company’s maturity criteria and credit quality criteria for its investments in debt instruments. Please add a reference to “junk” loans as disclosure on page 28 states that the Company intends to invest in below investment grade loans. Please also add corresponding risk disclosure to “Item 1.A. Risk Factors” highlighting the risks of junk loans.

The Company notes the typical anticipated maturity of the Company’s investments is disclosed on Page 4 of the Registration Statement. In relevant part, such disclosure states “....intend to focus on….. typically with maturities of between five and seven years.” The Company respectfully submits that the credit quality for its investment in debt securities is disclosed on Page 9 of the Registration Statement as follows:

“Quality and Sustainability of Earnings. We intend to focus on investment opportunities that have demonstrated stability in their revenues and EBITDA. We plan to make investments that demonstrate a historical as well as projected ability to generate cash flow sufficient to service the contemplated leverage. Targeted investments typically possess multiple sources of cash flow that are not dependent upon a single product, customer, geography, regulation, or technology.”

The Company has revised the disclosure in Amendment No. 1 to make clear that investments below investment grade quality are also known as “junk” loans.

United States Securities and Exchange Commission June 5, 2015 Page 4

The Company has revised the disclosure in the Risk Factor entitled Risks Related to Our Investments – Our investments in portfolio companies may be risky, and we could lose all or part of our investment to add the following disclosure relating to the risk of investing in junk bonds:

 Junk loans are generally rated lower than “Baa3” by Moody's Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor's Ratings Services, which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Therefore, our investments may result in an above average amount of risk and volatility or loss of principal. To the extent we make investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, the higher interest rates on these investments may reflect the payment deferral and may reflect an increased credit risk associated with such instruments.

5.	The last sentence of the first paragraph defines “broadly syndicated loans”. Please move this definition down on this page to the first place the term is used.

As requested, the Company revised the disclosure in Amendment No. 1 to define “broadly syndicated loans” in the first instance such term is used.

Investment Strategy (pages 4-5)

6.	The last paragraph on page 4 states that the Company’s investment in first lien senior secured loans do not typically include equity co-investments, warrants, or payment-in-kind (“PIK”) payment terms. It further states that the Company does not expect “securities ranking more junior in a borrower’s capital structure . .. . to be a focus of our portfolio”. Please disclose the extent to which the Company may invest in subordinated loans and include a discussion of the risks of equity co-investments, warrants, or PIK payment terms. For example, risks presented by investments in PIK securities may include the following:

a.	the higher interest rates on PIK securities reflects the payment deferral and generally represent a significantly higher credit risk than coupon loans;

United States Securities and Exchange Commission June 5, 2015 Page 5

b.	even if accounting conditions were met, the borrower could still default when the Company’s actual collection is supposed to occur at the maturity of the obligation;

c.	PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; and

d.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

The Company notes the Staff’s comment and respectfully submits that, at present, the Company does not intend to invest in subordinated loans, warrants, or PIK instruments, or to make equity co-investments. The Company wishes to retain the flexibility to make a relatively small number of investments in such securities on an opportunistic basis and, accordingly, has added limited disclosure regarding these types of investments under the caption, “BUSINESS -- Investment Strategy” and under “Risk Factors–Risks Related to our Investments–Our investments in portfolio companies may be risky, and we could lose all or part of our investment.” As any such investments are not expected to comprise a meaningful portion of the Company’s investments, adding additional disclosure may be misleading to investors in the Shares.

Potential Competitive Strengths (pages 7-8)

7.	The disclosure in the second full paragraph on page 8 states that investment vehicles managed by Audax Senior Debt invested in new issue loans “that had an average first lien debt multiple of 3.72x and an average spread of 514 basis points.” Please revise this disclosure in plain English. In revising this disclosure, please make sure that the disclosure does not include express or implied representations of the Company’s future investment performance. See Rule 156(b) under the Securities Act.

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 in the relevant section to read as follows: “that had an average first lien debt multiple, which compares the principal amount of the Company’s loan and any other outstanding first-lien debt of the borrower to the borrower’s EBITDA, of 3.72x and an average interest rate spread of 5.14%, which is the difference between the interest rate on the Company’s loan and the stated interest rate on a comparable risk-free instrument, typically the three-month LIBOR.

Investment Committee (page 9)

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8.	The disclosure states that the four individuals that comprise the Investment Committee evaluate and approve all investments by the Adviser. Please clarify whether one or more of these individuals serves as a lead portfolio manager or whether these four individuals are jointly and primarily responsible for day-to-day management of the Company’s portfolio.

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify that no members of the Investment Committee serve as the lead portfolio manager and that its members are equally responsible for the management of the Company’s portfolio.

Investment Committee Compensation (page 9)

9.	The disclosure in this paragraph states that certain members of the Investment Committee have equity interests in the Adviser and Administrator. Please identify these individuals and disclose the percentage amount each individual owns of the Adviser and Administrator.

The principal owners of our Administrator are Geoffrey S. Rehnert and Marc B. Wolpow, each of whom is a member of our Investment Committee. Our Adviser is a wholly-owned subsidiary of our Administrator and therefore, each of Geoffrey S. Rehnert and Marc B. Wolpow beneficially owns our Adviser. As indicated on Schedule A of our Administrator’s Form ADV, each of Geoffrey S. Rehnert and Marc B. Wolpow own at least 25% but less than 50% of our Administrator and, in turn, beneficially own the same percentage in our Adviser.

Investment Advisory Agreement (page 10)

10.	The first sentence in this section states that the Company will pay the Adviser a base management fee and an Incentive Fee.

a.	Please disclose whether there is a fee waiver or other deferral plan pursuant to which the Adviser may elect to defer all or a portion of its fees for a specified period of time.

The Company notes the Staff’s comment. As part of the initial private placement process, the Company and the Adviser are negotiating with prospective investors regarding the base management fee and any incentive fee to be charged by the Adviser to the Company. Such waiver, if any, would apply equally to all initial shareholders and would be intended to compensate the initial investors for the relative illiquidity of the Shares prior to the occurrence of a liquidity event (such as a listing) with respect to the Shares, as the Company ramps up its investments and establishes a track record. It is anticipated that any such waiver would be made at the discretion of the Adviser, and would terminate in any event no later than the earlier of (i) a registered public offering of Shares or (ii) the listing of the Shares on a national securities exchange. If and when the Adviser agrees to waive a portion of its fees under the Advisory Agreement, it will disclose the terms of such waiver in the periodic reports of the Company filed with the Commission. Any such disclosure would make clear that investors who acquire Shares in a subsequent registered public offering or through purchases on a national securities exchange would not benefit from the terms of such Waiver.

United States Securities and Exchange Commission June 5, 2015 Page 7

b.	Please disclose whether there is an expense limitation agreement between the Company and the Adviser.

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify there is no expense limitation agreement between the Company and the Adviser.

c.	Please explain to us where such fee waiver and/or expensive limitation arrangements, if any, are described (e.g., in the Advisory Agreement) and disclose whether such fee waiver and/or expense limitation agreements may be modified and under what circumstances.

The Company has not entered into any fee waiver arrangement at this time. As stated in response to Comment 10.a. above, the Company and the Adviser expect to negotiate with prospective investors in the initial private placement regarding advisory fees payable during the initial operating phase of the Company and, in connection with such negotiations, the Company anticipates that the Adviser will agree to waive a portion of its fees under the Advisory Agreement. The terms of a waiver arrangement, if any, will be disclosed in periodic reports of the Company filed with the Commission. As further noted above, it is anticipated that any such waiver arrangement would terminate no later than the occurrence of a liquidity event in the form of a listing or registered public offering of the Shares. Other than the routine allocation of overhead expenses between the Company and the Adviser subject to the review and approval of the Company’s independent directors, there is no expense reimbursement arrangement between the Company and the Adviser, and no such reimbursement is contemplated.

d.	Please disclose whether the Adviser may be permitted to recoup waived amounts and, if recoupment of waived fees or expense reimbursements may only occur within three years after the amount subject to recoupment was waived or reimbursed.

The Company notes the Staff’s comment. Based upon its understanding of prospective fee waiver terms, the Company does not expect than any waived fees could be recouped by the Adviser. As stated in response to Comment 10.c. above, there is not any expense reimbursement arrangement other than the routine allocation of overhead expenses between the Company and the Adviser subject to the review and approval of the Company’s independent directors.

United States Securities and Exchange Commission June 5, 2015 Page 8

Investment Advisory Agreement – Incentive Fee on Pre-Incentive Fee Net Investment Income (page 11)

11.	The fourth sentence states that “net investment income . . . is also included in the amount of our gross assets used to calculate the 1% annual base management fee.” Please add disclosure to explain how “net investment income” is included in “gross assets” for calculation of the management fee.

The Company notes the Staff’s comment and advises the Staff supplementally that, for purposes of determining the base management fee, the Company determines the average gross assets of the Company during each fiscal quarter and calculates the base management fee payable with respect to such amount at the end of each fiscal quarter. As a result, a portion of the Company’s net investment income is included in the gross assets of the Company for the period between the date on which such income is earned and the date on which such income is distributed to the Company’s stockholders. As requested, the Company has added disclosure to clarify the basis for such calculations.

12.	The third bullet indicates that the Company will pay 15.0% of the amount of pre-incentive fee net investment income that exceeds 1.0% in any calendar quarter (4.0% annualized). However, the graph that follows this disclosure indicates that the Company will pay 15.0% of the amount of pre-incentive fee net investment income that exceeds 1.1765% in any calendar quarter. Please revise the third bullet to reflect the correct percentage (i.e., 1.1765%) and add to the third bullet the annualized rate that 1.1765% represents in parenthesis.

As requested, the Company has revised the disclosure in Amendment No. 1 correct the reference in the third bullet to 1.1765%.

Investment Advisory Agreement – Incentive Fee on Capital Gains (page 11)

13.	The last sentence on page 11 states that “the Incentive Fee determined as of December 15, 2015 will be calculated for a period of shorter than 12 calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from the effectiveness of this Registration Statement.” Please clarify that the realized capital gains taken into account will be for the period commencing on the date of the effectiveness of this Registration Statement through December 31, 2015.

United States Securities and Exchange Commission June 5, 2015 Page 9

As requested, the Company has revised the disclosure in Amendment No. 1 to clarify that realized capital gains for the period commencing on the date of the effectiveness of the Registration Statement through December 31, 2015 will be taken into account in calculating the Incentive Fee.

Advisory and Administrative Services (page 16)

14.	The first sentence states that the Company does not currently have any employees. Please revise this disclosure to reflect that the Company does employ the officers identified on page 47.

As requested, the Company has revised the disclosure in Amendment No. 1 to clarify that although the Company does not employ any employees, it does reimburse its Administrator for the allocable portion of the costs of compensation and related expenses for its chief compliance officer, chief financial officer and their respective staffs.

Regulation as a Business Development Company – Senior Securities (page 26)

15.	The first sentence states that the Company can issue multiple classes of indebtedness and one class of stock senior to the Shares “if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance.” Please describe the asset coverage requirement in plain English (e.g., 200% asset coverage means that for every $100 of net assets, the Company may raise $100 from borrowing and issuing senior securities).

As requested, the Company has revised the disclosure in Amendment No. 1 to clarify that the asset coverage requires that for every $100 of net assets, the Company may raise up to $100 from borrowing and issuing senior securities.

Item 1A. Risk Factors

Risks Relating to Our Business and Structure – Our portfolio may initially be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry. (page 33)

16.	The first sentence states that the Company’s portfolio may be concentrated in a limited number of industries. If the Company will be concentrated in particular industries, please disclose the specific risks of these industries.

United States Securities and Exchange Commission June 5, 2015 Page 10

The Company notes the Staff’s comment. The Company does not intend to concentrate its investments in a limited number of companies or industries. Rather, the Company intends to build a diversified portfolio of investments by portfolio company and industry as disclosed on Page 4 of the Registration Statement. The risk disclosure to which this comment refers is intended to caution prospective investors that, during the initial stages of the Company’s operation, its portfolio may not be diversified (in a plain English sense rather than a 1940 Act sense) in terms of industry and portfolio company concentrations. The Company respectfully submits that the addition of disclosure regarding specific industry concentrations that may occur incidentally and temporarily during the Company’s ramping phase would be potentially confusing and misleading to prospective investors as to the Company’s intentions.

17.	We note that the Company will be non-diversified. Please describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Company may invest a greater percent of its assets in a particular issuer).

The Company notes the Staff’s comment and has revised in the disclosure in Amendment No. 1 to include the following risk factor:

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Risks Related to our Adviser and its Affiliates – Our Adviser and its affiliates, including our officers and some of our directors, could face conflicts of interest caused by compensation arrangements with us, which could result in actions that are not in the best interests of our stockholders. (page 36)

United States Securities and Exchange Commission June 5, 2015 Page 11

18.	The last sentence of the first paragraph states that the incentive fees will be based, in part, on unrealized gains and losses. Inasmuch as Section 205(b)(3)(A) of the Investment Advisers Act of 1940 allows incentive fees based only on realized capital gains, please revise this disclosure to clarify that the incentive fees will not be based on unrealized capital gains and losses.

The Company notes the Staff’s comment and has revised in the disclosure in Amendment No. 1 to remove reference to the statement that the incentive fees payable to the Adviser will be based, in part, on unrealized capital gains.

Risks Related to our Adviser and its Affiliates – The Investment Advisory Agreement and the Administration Agreement were not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party. (page 36)

19.	Please add disclosure to clarify why the Investment Advisory Agreement and the Administration Agreement were not negotiated on an arm’s length basis. Also, please confirm to us that the Company’s entry into the Investment Advisory Agreement complies with the requirements of Section 15(c) of the 1940 Act.

The Company notes the Staff’s comment and has revised in the disclosure in Amendment No. 1 to disclose that the Investment Advisory Agreement and Administration Agreement were not negotiated at arm’s length because they were negotiated between the Adviser and/or the Administrator, as applicable, and the Company, whose sole stockholder at the time of such negotiation was an affiliate of the Adviser and the Administrator.

The Company hereby confirms that the approval of, and entry into, the Investment Advisory Agreement complied with the requirements of Section 15(c) of the 1940 Act.

Risks Related to our Adviser and its Affiliates – The time and resources that individuals associated with our Adviser devote to us may be diverted, and we may face additional competition due to the fact that our Adviser is not prohibited from raising money for or managing other entities that makes the same types of investments that we target. (page 36)

20.	The second to last sentence states that “[e]ven having obtained this exemptive relief,” the Company would be unable to participate in certain transactions. Please revise this disclosure to clarify that the Company has not yet obtained exemptive relief (e.g., “even if the Company does obtain this exemptive relief”). Please also revise the disclosure in the second to last paragraph on page 37 (which refers to “terms and conditions of exemptive relief granted to our Adviser and its affiliates by the SEC”) to clarify that the Company has not yet obtained exemptive relief.

United States Securities and Exchange Commission June 5, 2015 Page 12

The Company notes the Staff’s comment and, as requested, has revised its disclosure in Amendment No. 1 to clarify that the Company has not obtained the exemptive relief discussed in this paragraph.

Risks Related to Election to be Regulated as a BDC and Taxed as a RIC – A stockholder’s interest in us could be diluted if we issue additional Shares, which could reduce the overall value of an investment in us. (page 41)

21.	The second sentence of the second paragraph states that the Company may sell Shares or warrants or options or rights to acquire such Shares. Please disclose whether the Company intends to issue warrants, options or rights to acquire Shares within the first year of operation. If not, please disclose that the Company does not have a current intent to do so.

The Company notes the Staff’s comment. As requested, the Company has revised the disclosure in Amendment No. 1 to clarify that the Company does not intend, or have any expectation, that it will issue warrants, options or rights to acquire Shares within its first year of operation.

Risks Related to Election to be Regulated as a BDC and Taxed as a RIC – Provisions of the DGCL and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock. (page 41)

22.	Please define the term “DGCL” here as this is the first time it is used.

As requested, the Company has revised the disclosure in Amendment No. 1 to define “DGCL” in the first instance where such term is used.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Tender Offers (page 44)

23.	The last sentence states that the Company may conduct an annual tender offer. Please disclose in greater detail how the Company will conduct such tender offers, including how any tender offers would be conducted in a manner consistent with Section 23(c) of the 1940 Act.

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify that its tenders for Shares, if any, would be conducted on such terms as may be determined by the Company’s board of directors and that any such tender offer would be conducted in accordance with the requirements of applicable law, including Section 23(c) of the 1940 Act and Regulation M under the Securities Exchange Act of 1934, as amended. Because the Company does not have a present intention to conduct tender offers for its Shares, the Company respectfully submits that additional disclosure regarding possible tender offers would be potentially confusing to investors in the Shares.

United States Securities and Exchange Commission June 5, 2015 Page 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Organization and Offering Expenses (page 46)

24.	Please disclose the amount of organization and offering expenses incurred to date and the estimated total amount to be incurred for both organization and offering costs. Also, please disclose the GAAP accounting treatment for both organization and offering costs.

As requested, the Company revised the disclosure in Amendment No. 1 to indicate that it had incurred organizational costs of $286,640 and offering costs of $0 as of March 31, 2015 and hereby undertakes to update this disclosure during the course of the Staff’s review of the Registration Statement. Under GAAP, the Company charges to expense its organizational costs as incurred and charges to owner’s equity its offering costs as incurred.

Quantitative and Qualitative Disclosures About Market Risk (page 46)

25.	The first sentence of the third paragraph states that the Company may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments such as futures, options and forward contracts. Please add this disclosure to the section “Item 1. Business.”

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 to add similar disclosure to the section entitled “Item 1. Business.”

Item 4. Security Ownership of Certain Beneficial Owners and Management (page 47)

26.	The disclosure in this section states that Audax Group purchased 100 Shares of the Company’s common stock. Audax Group is defined earlier as the Adviser and its affiliates. Please identify the specific entity that purchased the 100 Shares and its address. See column 2 of Item 403(a) of Regulation S-K; Item 4 of Form 10. Also, please disclose the percentage of outstanding Shares that this amount represents. See column 4 of Item 403(a) of Regulation S-K; Item 4 of Form 10. If the two directors of the Company that own equity interests in the Adviser and the Administrator are deemed to have beneficial ownership of these 100 Shares, please also set forth the disclosure required by Item 403(b) of Regulation S-K with respect to security ownership of management.

United States Securities and Exchange Commission June 5, 2015 Page 14

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify that Audax Group, L.P. purchased the 100 Shares and disclosed its address. The Company has also revised the disclosure in Amendment No. 1 to disclose that the Shares purchased by Audax Group, L.P. represent 100% of the outstanding Shares. The Company respectfully represents that no directors of the Company own equity interests in the Adviser.

Item 5. Directors and Executive Officers

Board of Directors and Executive Officers – Executive Officers Who Are Not Directors (page 47)

27.	Please disclose the term of office of the executive officers. See Item 401(b) of Regulation S-K; Item 5 of Form 10.

As requested, the Company has revised the disclosure in Amendment No. 1 to disclose the terms of each of the Company’s executive officers.

Biographical Information (page 48)

28.	Please disclose other directorships held by the Company’s directors, as applicable. See Item 401(e)(2) of Regulation S-K; Item 5 of Form 10.

The Company respectfully represents that the Company’s directors do not hold any public company directorships at this time.

Committees of the Board of Directors – Compensation Committee (page 51)

29.	The disclosure in this section states that the executive officers do not receive any direct compensation from the Company. Inasmuch as the disclosure in “Item 6. Executive Compensation” appears to indicate that the Company reimburses the Administrator for compensation paid to the executive officers, please revise the sentence to reflect this compensation. Please make a similar revision to the first sentence under “Item 6. Executive Compensation”.

As noted in the relevant disclosure on this point, under the Administration Agreement the Company will reimburse the Administrator only for an allocable portion of the compensation paid to certain executive officers of the Company, including the Chief Financial Officer and the Chief Compliance Officer. Such allocation will be reviewed and approved by the independent directors of the Company from time to time based upon the allocation policy developed and adopted by the board of directors. In most cases, such allocations are based upon, among other things, the time allocated by particular executive officers to fund matters or, in other cases, upon an objective metric, such as assets under management, number of portfolio companies or another reasonable basis. Such allocations, by nature, will vary over time. Accordingly, the precise allocation of specific officer compensation at any time may not be informative and could be misleading to investors.

United States Securities and Exchange Commission June 5, 2015 Page 15

Item 6. Executive Compensation (page 51)

30.	The disclosure in this section is too general. Please revise this section to include all Item 402(a)(2) of Regulation S-K disclosures, including “transactions between the registrant and a third party where the purpose of the transaction is to furnish compensation to any such named executive officer or director.”

The Company notes the Staff’s comment. As discussed under “Management,” under the terms of the Investment Advisory Agreement, the Company does not pay direct compensation to the officers of the Company, and such officers are not employees of the Company. The Company compensates the Adviser for its advisory services in the form of a Base Management Fee and Incentive Fee. The Adviser, in turn, compensates numerous employees for their investment advisory services on behalf of the Company as well as for equivalent services performed for numerous other funds, separately managed accounts and other entities advised by the Adviser, for which such individuals serve as directors, principals, officers and in other capacities. These individuals also perform management tasks on behalf of the Adviser itself. In addition, the Adviser incurs direct and indirect expenses incidental to its provision of investment advisory services to the Company and such other entities. Further complicating the situation is the fact that a significant portion of the compensation that the Company expects to pay the Adviser under the Investment Advisory Agreement is contingent upon the performance of the Company’s investments, and compensation of the employees of the Adviser is, in turn, contingent upon the investment performance of the Company, other entities and of the Adviser itself. Furthermore, although the Company pays the Adviser and the Adviser pays its employees, the Investment Advisory Agreement is not a transaction “where the purpose of the transaction is to furnish compensation.” As a result of these factors, the Company respectfully submits that it is not possible, and potentially misleading to investors in the Shares, to allocate a precise portion of the fees expected to be paid under the Investment Advisory Agreement to a particular employee of the Adviser, and any such allocation would be inherently speculative. In recognition of this fact, externally managed investment companies, including BDCs, provide detailed disclosure regarding the manner in which they compensate their investment advisers under advisory contracts, thereby satisfying both the letter and spirit of Section 402(a)(2) of Regulation S-K with respect to affiliate transactions as well as Section 15 of the 1940 Act.

United States Securities and Exchange Commission June 5, 2015 Page 16

The specific compensation of non-interested directors of the Company is set forth in detail in the Registration Statement. As disclosed in the Registration Statement, interested directors of the Company receive no incremental compensation from the Company or the Adviser in respect of their service as directors of the Company.

Item 7. Certain Relationships and Related Transactions, and Director Independence (pages 51-53)

31.	Inasmuch as the Company’s entry into the Investment Advisory Agreement and the Administration Agreement constitutes a transaction with related persons (i.e., with the two directors that own equity interests in the Adviser and the Administrator), please add disclosure regarding such transactions as required by Item 404(a) of Regulation S-K. See Item 7 of Form 10.

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 1 to include the disclosure regarding the Administration Agreement. The Company respectfully submits that the disclosure regarding the Investment Advisory Agreement is provided under the caption, “Investment Advisory Agreement” on Page 53 of the Registration Statement.

Statement of Assets, Liabilities and Owner’s Equity (Deficit) (page F-3)

32.	The disclosure under “Expenses” on page 43 states that the Company will incur offering expenses related to the offering of the Company’s Shares. If the Company has deferred offering costs as of the date of the financial statements included in the registration statement, the Statement of Assets, Liabilities and Owner’s Equity (Deficit) should include a line item for “Commitments and contingent liabilities” with a reference to applicable disclosure in the Notes to the Financial Statements. See Rule 6-04.15 of Regulation S-X. The Notes to the Financial Statements should disclose the dollar amount of offering costs incurred to date, the estimated offering costs to be incurred, and the accounting treatment of the offering costs.

The Company has not incurred or deferred any offering expenses related to the Shares. The Company hereby undertakes to disclose in the Notes to the Financial Statements the dollar amount of offering costs incurred to date, the estimated offering costs to be incurred and the accounting treatment of the offering costs.

* * * * * *

GENERAL COMMENTS

United States Securities and Exchange Commission June 5, 2015 Page 17

33.	We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

34.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Company notes the Staff’s comment and hereby confirms that it expects to submit an application for exemptive relief under the 1940 Act with respect to the ability of the Company to co-invest with other entities advised by the Adviser; however, the timing of such application is uncertain at this time.

35.	Please explain whether the Company intends to issue debt securities or preferred stock within a year from the effective date of the registration statement.

The Company notes the Staff’s comment and hereby confirms that it does not currently intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

36.	Response to this letter should be in the form of pre-effective amendment and in a letter to the staff. Where no change will be made in the filing in response to a comment, please indicate this fact in the supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

37.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. In responding to our comments, please provide a written statement from the Company acknowledging that:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	staff comments, and changes in disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing;

c.	the Company may not assert staff comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person under the U.S. federal securities laws.

United States Securities and Exchange Commission June 5, 2015 Page 18

In connection with our response to the Staff’s comments, we have been directed by the Company to acknowledge hereby that:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	Staff comments, and changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Company may not assert staff comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person under the U.S. federal securities laws.

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann

cc:	Byron Pavano, Audax Credit BDC Inc.
Daniel Weintraub, Audax Credit BDC Inc.
Alex Johnson, Ernst & Young LLP
William Bielefeld, Dechert LLP